Exhibit 99.1

Westport Closes Second Tranche of Cartesian Investment

~Cartesian Capital Group purchases Westport Hong Kong economic interest citing long-term view of natural gas vehicle market in China~

VANCOUVER, April 20, 2016 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT) ("Westport"), engineering the world's most advanced natural gas engines and vehicles, today announced that it has sold a derivative economic interest (the "Derivative") in its Hong Kong holding company, Westport Hong Kong Ltd. ("Westport HK"), to Cartesian Capital Group ("Cartesian") for an upfront payment of US$6.3 million plus a potential future payment based on Cartesian's return on investment. Westport previously announced its plans to enter into an asset sale transaction with Cartesian and its affiliates in a press release dated January 11, 2016.

The Derivative grants Cartesian the option to acquire a direct equity ownership interest in Westport HK on or after April 19, 2017, the first anniversary of the closing of the sale of the Derivative. The Derivative relates to the performance of a portion of Westport HK's assets over time. Westport retains the rights to the anticipated income from Westport HK during the period prior to any exercise of the option, subject to Westport making certain payments to Cartesian. In addition to the US$6.3 million being paid to Westport, Cartesian has agreed to pay Westport 30% of any incremental value of the Derivative realized by Cartesian above a minimum threshold relative to the acquired economic interest in Westport HK. For competitive reasons, further details will not be disclosed at this time.

"We are pleased to expand our relationship with Westport and its business in Asia as we believe there is a tremendous long-term potential for natural gas vehicles in this region, particularly in China," said Peter Yu, Managing Partner of Cartesian.

"We believe that this is a significant improvement to the initially proposed asset sale transaction and sets Westport up for additional upside potential," said David Demers, Westport's CEO. "Furthermore, Cartesian continuing to invest in key areas of our business is emblematic of our mutually-beneficial relationship."

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit www.westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Important Information For Shareholders of Fuel Systems Solutions, Inc. and Westport Innovations Inc.

On September 1, 2015, Westport and Fuel Systems announced a transaction whereby Westport will acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock merger. Westport will file with the United States Securities and Exchange Commission ("SEC") a post-effective amendment to its registration statement on Form F-4 that includes a supplement to the proxy statement and the proxy statement of Fuel Systems and also constitutes an amended prospectus of Westport (the "Amended Proxy Statement/Prospectus"). Westport and Fuel Systems also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Fuel Systems by Westport.

SHAREHOLDERS ARE URGED TO READ THE AMENDED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED MERGER AND RELATED MATTERS.

Shareholders will be able to obtain free copies of the Amended Proxy Statement/Prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Amended Proxy Statement/Prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at +1 604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisor, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed merger contemplated by the Amended Proxy Statement/Prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Amended Proxy Statement/Prospectus filed with the SEC. Information regarding Westport's directors and executive officers is contained in Westport's Annual Report on Form 40-F for the year ended December 31, 2015, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System's directors and executive officers is contained in Fuel System's Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding Westport's anticipated share of the Cartesian position, exercise of the call right to acquire shares in Westport HK and the expected benefits of the investment. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to the value of Westport HK, our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport's Annual Report on Form 40-F for the year ended December 31, 2015, and other filings made by Westport with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Westport disclaims any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Holly Black, Director, Communications, Westport, T: +1 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 16:30e 20-APR-16